Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name    Jurisdiction of Incorporation or Organization
Procore Insurance Services, Inc.    Delaware
Procore Technologies Canada Inc.    Canada Procore Technologies Construction Software Limited    Ireland Procore Technologies France SAS    France
Procore Technologies FZ-LLC    United Arab Emirates
Procore Technologies GmbH    Germany
Procore Technologies Pty Ltd.    Australia
Procore Technologies PTE. LTD.    Singapore
Procore UK Ltd    United Kingdom
Procore Technologies Mexico, S. de R.L. de C.V.    Mexico
Procore International, Inc.    Delaware
Procore Technologies Construction Private Limited    India Esticom, Inc.    Delaware
LaborChart, Inc.    Delaware
Express Lien, Inc. d/b/a Levelset, Inc.    Delaware Zlabs Software Co., L.L.C.    Egypt
Level Supply, LLC    Delaware
Unearth Technologies, Inc.    Delaware
Procore Payment Services Holding, LLC    Delaware
Procore Payment Services, Inc.    Delaware